Exhibit 3.3
ARTICLES OF AMENDMENT
TO THE
AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
LEVITT CORPORATION
     The Amended and Restated Articles of Incorporation of LEVITT CORPORATION, a Florida corporation (the “Corporation”), are hereby amended pursuant to the provisions of Section 607.1006 of the Florida Business Corporation Act and such amendment is set forth as follows:
          1. Article I is hereby deleted in its entirety and replaced with the following:
ARTICLE I — NAME AND ADDRESS
     The name of this Corporation is Woodbridge Holdings Corporation. The address of the principal office and the mailing address of this Corporation is 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309.